Exhibit 99.2
Royal Dutch Shell plc
Three and nine month periods ended September 30, 2021
Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            1

ROYAL DUTCH SHELL PLC 3rd QUARTER 2021 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2021	Q2 2021	Q3 2020	%¹		Reference	2021	2020	%
(447)	3,428	489	-113	Income/(loss) attributable to shareholders		8,640	(17,666)	+149
(988)	2,634	177	-138	CCS earnings attributable to shareholders	Note 2	5,992	(15,443)	+139
4,130	5,534	955	-25	Adjusted Earnings²	A	12,898	4,453	+190
13,460	13,623	7,998		Adjusted EBITDA (CCS basis)	A	38,656	28,159
16,025	12,617	10,403	+27	Cash flow from operating activities		36,935	27,818	+33
(3,804)	(2,946)	(2,833)		Cash flow from investing activities		(7,339)	(7,871)
12,221	9,671	7,571		Free cash flow	G	29,596	19,947
4,840	4,383	3,737		Cash capital expenditure	C	13,197	12,324
8,359	8,470	8,095	-1	Operating expenses	F	26,264	25,137	+4
8,696	8,505	7,854	+2	Underlying operating expenses	F	25,924	23,958	+8
2.9%	3.2%	(4.9)%		ROACE (Net income basis)	D	2.9%	(4.9)%
6.1%	4.9%	3.9%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	6.1%	3.9%
57,492	65,735	73,463		Net debt	E	57,492	73,463
25.6%	27.7%	31.4%		Gearing	E	25.6%	31.4%
3,068	3,254	3,081	-6	Total production available for sale (thousand boe/d)		3,269	3,392	-4
(0.06)	0.44	0.06	-114	Basic earnings per share ($)		1.11	(2.27)	+149
0.53	0.71	0.12	-25	Adjusted Earnings per share ($)	B	1.66	0.57	+191
0.24	0.24	0.1665	—	Dividend per share ($)		0.6535	0.4865	+34
1.     Q3 on Q2 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Third quarter 2021 income attributable to Royal Dutch Shell plc shareholders was a loss of $0.4 billion, which included non-cash charges of $5.2 billion due to the fair value accounting of commodity derivatives and post-tax impairment charges of $0.3 billion, partly offset by net gains on sale of assets of $0.3 billion.

Adjusted Earnings for the quarter were $4.1 billion. Cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders for the third quarter 2021 was negative $0.5 billion. Hurricane Ida impacted our operations, with an aggregate adverse impact of around $0.4 billion on Adjusted Earnings.

Cash flow from operating activities for the third quarter 2021 was $16.0 billion, which included positive impacts of $4.0 billion from commodity derivatives partly offset by negative working capital movements of $1.4 billion. Cash flow from investing activities for the quarter was an outflow of $3.8 billion, mainly driven by capital expenditure and partly offset by proceeds from sale of property, plant and equipment and businesses.

Compared with the second quarter 2021, current quarter Adjusted Earnings reflected comparative adverse one-off tax impacts, lower production volumes partly due to the impact of Hurricane Ida, and comparative lower contributions from trading and optimisation. This was partly offset by higher oil, LNG and gas prices.

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At the end of the third quarter 2021, net debt was $57.5 billion, compared with $65.7 billion at the end of the second quarter 2021, mainly driven by free cash flow generation in the quarter, partly offset by dividends and share buybacks. Gearing was 25.6% at the end of the third quarter 2021, compared with 27.7% at the end of the second quarter 2021, mainly driven by net debt reduction.

Dividends declared to Royal Dutch Shell plc shareholders for the quarter amount to $0.24 per share. During the quarter, $1.0 billion of share buybacks were completed out of a total target of $2 billion in the second half of 2021. Additional shareholder distributions of $7 billion related to the Permian sale to start in 2022, post deal completion.

This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors1.

1.Not incorporated by reference.
THIRD QUARTER 2021 PORTFOLIO DEVELOPMENTS
Integrated Gas
In July 2021, we signed a memorandum of understanding with Deutsche Telekom to advance digital innovation as both companies accelerate their transitions to net-zero emissions.

In July 2021, we started production on Block 5C in the East Coast Marine Area (ECMA) in Trinidad and Tobago.

Upstream
In July 2021, we announced the final investment decision for Whale, a deep-water development in the US Gulf of Mexico.
In August 2021, we announced a final investment decision taken by the Libra consortium, operated by Petrobras, to contract the Mero-4 floating production, storage and offloading vessel to be deployed at the Mero field in offshore Brazil.

In August 2021, we announced a final investment decision on the Timi gas development project in Malaysia.

In September 2021, we reached an agreement for the sale of the Permian business in the USA for a base consideration of $9.5 billion in cash. The cash proceeds from this transaction will be used to fund $7 billion in additional shareholder distributions to start in 2022, post deal completion, with the remainder used for further strengthening of the balance sheet.

In September 2021, we completed the sale of upstream assets in Egypt’s Western Desert for a base consideration of $646 million.

Oil Products
In July 2021, we announced the start-up of Europe's largest polymer electrolyte membrane hydrogen electrolyser at the Energy and Chemicals Park Rheinland, Germany, producing green hydrogen.

In July 2021, we reached an agreement for the sale of the non-operated 37.5% shareholding in the Germany PCK Schwedt Refinery.

In August 2021, we marked the start of trading in shares of Raízen S.A. on the São Paulo Stock Exchange (B3), following the successful execution of an initial public offering.

In September 2021, we announced a final investment decision to build an 820,000-tonnes-a-year biofuels facility at the Energy and Chemicals Park Rotterdam, Netherlands.

In October 2021, we signed an agreement to acquire 248 company-owned fuel and convenience retail sites from the Landmark group of companies, whose convenience stores operate in Texas under the Timewise brand. The agreement also includes supply agreements with an additional 117 independently operated fuel and convenience sites.

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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Nine months
Q3 2021	Q2 2021	Q3 2020	%¹		Reference	2021	2020	%
(3,247)	422	(151)	-869	Segment earnings		(297)	(6,298)	+95
(4,927)	(1,187)	(920)		Of which: Identified items	A	(5,002)	(9,572)
1,680	1,609	768	+4	Adjusted Earnings	A	4,705	3,274	+44
3,768	3,364	2,349		Adjusted EBITDA (CCS basis)	A	10,339	8,999
5,674	3,761	2,323	+51	Cash flow from operating activities		11,926	8,972	+33
7,871	4,350	2,396	+81	Cash flow from operating activities excluding working capital movements	H	15,874	8,619	+84
1,272	880	1,020		Cash capital expenditure	C	3,167	2,638
166	162	143	+2	Liquids production available for sale (thousand b/d)		166	152	+9
4,476	4,502	4,067	-1	Natural gas production available for sale (million scf/d)		4,532	4,343	+4
938	938	844	0	Total production available for sale (thousand boe/d)		947	901	+5
7.39	7.49	7.80	-1	LNG liquefaction volumes (million tonnes)		23.04	25.03	-8
15.18	15.92	17.63	-5	LNG sales volumes (million tonnes)		47.48	54.73	-13
1.     Q3 on Q2 change.

Third quarter segment earnings amounted to a loss of $3,247 million and Adjusted Earnings for the quarter were $1,680 million. As part of our normal business, commodity derivative hedge contracts are entered into for mitigation of future purchases, sales and inventory. As these commodity derivatives are fair value accounted for, this creates an accounting mismatch over periods. As a result, this quarter included losses of $4,929 million due to the fair value accounting of commodity derivatives (primarily due to gas price developments) and are part of identified items (see Reference A).

Cash flow from operating activities excluding working capital movements for the quarter was $7,871 million, primarily driven by Adjusted EBITDA of $3,768 million and derivatives cash inflows of $4,280 million driven by variation margin in gas and power trading due to significant gas and electricity price increases. As these variation margin cash inflows reflect underlying hedges, this effect could reverse in future quarters.

Compared with the second quarter 2021, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for LNG, oil and gas. This was partly offset by comparative lower earnings contribution from the Renewables & Energy Solutions business due to lower margins in North America and comparative adverse one-off tax impacts.

Compared with the second quarter 2021, total oil and gas production remained at a similar level due to lower maintenance activities, offset by field decline and lower demand. LNG liquefaction volumes decreased by 1% due to feedgas constraints and cargo timing, partly offset by lower maintenance activities.

Nine months segment earnings amounted to a loss of $297 million. This included losses of $5,447 million due to the fair value accounting of commodity derivatives. These are mainly related to gas and power trading in Europe to hedge supply and purchase contracts as well as inventory and to physical future global LNG sales that are partially hedged through paper derivative positions. There were also post-tax impairment charges of $588 million, partly offset by gains on sale of assets of $1,094 million. These gains and losses are part of identified items (see Reference A). Adjusted Earnings for the nine months were $4,705 million.

Cash flow from operating activities excluding working capital movements for the first nine months of 2021 was $15,874 million, primarily driven by Adjusted EBITDA of $10,339 million and cash inflows of $6,768 million from commodity derivatives.

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Compared with the first nine months 2020, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for oil, gas and LNG as well as one-off favourable tax impacts. This was partly offset by lower contributions from trading and optimisation.

Compared with the first nine months 2020, total oil and gas production increased by 5% mainly due to the restart of production at the Prelude floating LNG operations in Australia, production sharing contract effects and increased demand, partly offset by field decline. LNG liquefaction volumes decreased by 8% due to feedgas constraints and higher maintenance activities, partly offset by the restart of production at the Prelude floating LNG operations in Australia.

UPSTREAM

Quarters				$ million		Nine months
Q3 2021	Q2 2021	Q3 2020	%¹		Reference	2021	2020	%
1,274	2,415	(1,110)	-47	Segment earnings		4,786	(8,694)	+155
(412)	(53)	(226)		Of which: Identified items	A	(332)	(6,590)
1,686	2,469	(884)	-32	Adjusted Earnings	A	5,118	(2,104)	+343
6,766	6,714	2,911		Adjusted EBITDA (CCS basis)	A	18,866	9,421
5,777	5,056	2,101	+14	Cash flow from operating activities		14,940	8,026	+86
5,889	5,444	2,629	+8	Cash flow from operating activities excluding working capital movements	H	16,035	6,894	+133
1,502	1,696	1,245		Cash capital expenditure	C	4,732	5,642
1,497	1,558	1,520	-4	Liquids production available for sale (thousand b/d)		1,544	1,619	-5
3,387	4,082	3,960	-17	Natural gas production available for sale (million scf/d)		4,192	4,768	-12
2,081	2,262	2,203	-8	Total production available for sale (thousand boe/d)		2,267	2,441	-7
1.    Q3 on Q2 change.

Third quarter segment earnings were $1,274 million. This included a net charge of $192 million related to the impact of the weakening Brazilian real on a deferred tax position, losses of $181 million due to the fair value accounting of commodity derivatives and post-tax impairment charges of $116 million, partly offset by a gain of $51 million related to remeasurement of redundancy and restructuring costs. These net losses are part of identified items (see Reference A). Adjusted Earnings were $1,686 million.

Cash flow from operating activities for the quarter was $5,777 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, partly offset by negative working capital movements.

Compared with the second quarter 2021, Upstream Adjusted Earnings reflected the comparative adverse impact of a one-off release of a tax provision in Nigeria in the second quarter, higher well write-offs and lower volumes. These were partly offset by higher realised oil and gas prices.

Compared with the second quarter 2021, total production decreased by 8%, mainly due to the effects of Hurricane Ida and unfavourable seasonal effects.

Nine months segment earnings were $4,786 million. This included losses of $378 million due to the fair value accounting of commodity derivatives, a net charge of $99 million related to the impact of the weakening Brazilian real on a deferred tax position, and post-tax impairment charges of $72 million, partly offset by a net gain of $240 million related to the sale of assets. These net gains are part of identified items (see Reference A). Adjusted Earnings were $5,118 million.

Cash flow from operating activities for the first nine months of 2021 was $14,940 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, partly offset by negative working capital movements.

Compared with the first nine months 2020, Upstream Adjusted Earnings reflected higher realised oil and gas prices, the one-off release of a tax provision in Nigeria and lower depreciation.

Compared with the first nine months 2020, total production decreased by 7%, mainly due to the impact of divestments and higher maintenance activities.
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OIL PRODUCTS

Quarters				$ million		Nine months
Q3 2021	Q2 2021	Q3 2020	%¹		Reference	2021	2020	%
1,362	33	2,092	+4065	Segment earnings²		2,044	1,281	+60
150	(1,267)	411		Of which: Identified items	A	(1,344)	(4,174)
1,212	1,299	1,680	-7	Adjusted Earnings²	A	3,389	5,454	-38
				Of which:
(3)	112	55	-102	Refining & Trading³		5	1,713	-100
1,215	1,187	1,626	+2	Marketing³		3,384	3,742	-10
2,360	2,608	2,520		Adjusted EBITDA (CCS basis)	A	7,080	9,134
				Of which:
415	676	228		Refining & Trading³		1,558	3,425
1,945	1,932	2,293		Marketing³		5,522	5,710
3,757	2,213	5,131	+70	Cash flow from operating activities		6,863	9,647	-29
3,262	3,365	3,476	-3	Cash flow from operating activities excluding working capital movements	H	9,939	6,259	+59
976	882	832		Cash capital expenditure	C	2,527	2,019
1,629	1,833	1,972	-11	Refinery processing intake (thousand b/d)		1,737	2,104	-17
4,665	4,552	4,740	+3	Oil Products sales volumes (thousand b/d)		4,462	4,686	-5
1.    Q3 on Q2 change.
2.    Earnings are presented on a CCS basis (see Note 2).
3.    With effect from Q1 2021, changes are made in the cost and activity allocation between Marketing and Refining & Trading. This resulted in a net Q3 2021 charge of $120 million (nine months 2021: $339 million) to Refining & Trading, with an offsetting amount in Marketing. This change does not impact consolidated Oil Products Adjusted Earnings.

Third quarter segment earnings were $1,362 million. This included a gain of $301 million related to the dilution of interest in the Raizen joint venture, partly offset by post-tax impairment charges of $138 million. These net gains are part of identified items (see Reference A). Adjusted Earnings were $1,212 million.

Cash flow from operating activities for the third quarter 2021 was $3,757 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, as well as positive working capital movements due to lower volumes held in inventory.

Compared with the second quarter 2021, Oil Products Adjusted Earnings reflected lower contributions from trading and optimisation, partly offset by favourable deferred tax movements.

Oil Products sales volumes increased due to favourable seasonal effects and continued demand recovery.

▪Refining & Trading Adjusted Earnings reflected lower refinery processing intake and utilisation due to planned maintenance and the impact of Hurricane Ida, as well as lower contributions from trading and optimisation.
▪Marketing Adjusted Earnings reflected higher sales volumes.

Refinery utilisation was 71% compared with 76% in the second quarter 2021, due to higher planned maintenance and the impact of Hurricane Ida.

Nine months segment earnings were $2,044 million. This included post-tax impairment charges of $1,268 million, losses of $158 million due to the fair value accounting of commodity derivatives, and redundancy and restructuring costs of $134 million, partly offset by a gain of $301 million related to the dilution of interest in the Raizen joint venture. These net losses are part of identified items (see Reference A). Adjusted Earnings were $3,389 million.

Cash flow from operating activities for the first nine months of 2021 was $6,863 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, partly offset by negative working capital movements and cash outflows for commodity derivatives.
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Compared with the first nine months 2020, Oil Products Adjusted Earnings reflected lower contributions from trading and optimisation and higher operating expenses. These were partly offset by higher marketing volumes and Oil Sands margins.

Oil Products sales volumes decreased due to lower trading volumes compared with the first nine months of 2020.

▪Refining & Trading Adjusted Earnings reflected lower contributions from trading and optimisation and higher operating expenses. These were partly offset by higher Oil Sands margins and lower depreciation.
▪Marketing Adjusted Earnings reflected higher operating expenses and favourable tax impacts in the first nine months of 2020, offset by higher sales volumes.

Refinery utilisation was 73% compared with 72% in the first nine months of 2020.

CHEMICALS

Quarters				$ million		Nine months
Q3 2021	Q2 2021	Q3 2020	%¹		Reference	2021	2020	%
357	462	131	-23	Segment earnings²		1,509	441	+242
(38)	(208)	(96)		Of which: Identified items	A	(286)	(140)
395	670	227	-41	Adjusted Earnings²	A	1,795	581	+209
715	1,036	466		Adjusted EBITDA (CCS basis)	A	2,792	1,439
840	1,133	335	-26	Cash flow from operating activities		2,297	891	+158
684	1,225	488	-44	Cash flow from operating activities excluding working capital movements	H	2,953	981	+201
1,053	895	595		Cash capital expenditure	C	2,678	1,810
3,549	3,609	3,823	-2	Chemicals sales volumes (thousand tonnes)		10,741	11,318	-5
1.     Q3 on Q2 change.
2.    Earnings are presented on a CCS basis (see Note 2).

Third quarter segment earnings were $357 million. This included post-tax impairment charges, and a legal provision. These net losses are part of identified items (see Reference A). Adjusted earnings were $395 million.

Cash flow from operating activities for the quarter was $840 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as positive working capital movements, partly offset by the timing impact of dividends from Joint Ventures and Associates.

Compared with the second quarter 2021, Chemicals Adjusted Earnings reflected the operational impact of Hurricane Ida, lower intermediate and base chemicals margins, as well as lower income from Joint Ventures and Associates.

Chemicals manufacturing plant utilisation was 78% compared with 82% in the second quarter 2021, due to the impact of Hurricane Ida and higher planned maintenance.

Nine months segment earnings were $1,509 million. This included post-tax impairment charges of $227 million, and legal provisions of $37 million. These net losses are part of identified items (see Reference A). Adjusted earnings were $1,795 million.

Cash flow from operating activities for the first nine months was $2,297 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and cost-of-sales adjustments, partly offset by negative working capital movements.

Compared with the first nine months 2020, Chemicals Adjusted Earnings reflected higher realised margins in base chemicals and intermediates from a stronger price environment.

Chemicals manufacturing plant utilisation was 79% compared with 81% for the first nine months 2020 due to the impact of Hurricane Ida.

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CORPORATE

Quarters			$ million		Nine months
Q3 2021	Q2 2021	Q3 2020		Reference	2021	2020
(623)	(592)	(739)	Segment earnings		(1,747)	(1,998)
109	(193)	52	Of which: Identified items	A	50	578
(732)	(399)	(792)	Adjusted Earnings	A	(1,797)	(2,576)
(147)	(101)	(247)	Adjusted EBITDA (CCS basis)	A	(421)	(834)
(22)	454	514	Cash flow from operating activities		909	282
(233)	(208)	(33)	Cash flow from operating activities excluding working capital movements	H	(471)	118

Third quarter segment earnings were an expense of $623 million. This included a gain of $108 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $732 million.

Compared with the second quarter 2021, Adjusted Earnings reflected unfavourable movements in tax credits and currency exchange rate effects, partly offset by lower operating and net interest expenses.

Nine months segment earnings were an expense of $1,747 million. This included a gain of $50 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $1,797 million.

Compared with the first nine months 2020, Adjusted Earnings reflected lower net interest expense and favourable currency exchange rate effects.

OUTLOOK FOR THE FOURTH QUARTER 2021
Cash capital expenditure was $13.2 billion for the first nine months 2021 and is expected to be around $20 billion for the full year 2021.
Integrated Gas production is expected to be approximately 940 - 980 thousand boe/d and LNG liquefaction volumes are expected to benefit from lower maintenance activities and be approximately 8.0 - 8.6 million tonnes.
Upstream production is expected to be approximately 2,100 - 2,350 thousand boe/d.
Refinery utilisation is expected to be approximately 68% - 76%.
Oil Products sales volumes are expected to be approximately 4,200 - 5,200 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 73% - 81%.
Chemicals sales volumes are expected to be approximately 3,500 - 3,900 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $650 - $750 million in the fourth quarter 2021 and a net expense of approximately $2,450 - $2,550 million for the full year 2021. This excludes the impact of currency exchange rate effects.
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FORTHCOMING EVENTS
Fourth quarter 2021 and full year results and dividends are scheduled to be announced on February 3, 2022. First quarter 2022 results and dividends are scheduled to be announced on May 5, 2022. Second quarter 2022 and half year results and dividends are scheduled to be announced on July 28, 2022. Third quarter 2022 results and dividends are scheduled to be announced on October 27, 2022.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
60,044	60,515	44,021	Revenue¹	176,224	136,554
1,014	1,114	461	Share of profit of joint ventures and associates	3,122	1,154
497	134	234	Interest and other income²	3,087	458
61,555	61,764	44,717	Total revenue and other income	182,434	138,167
44,260	39,717	27,276	Purchases	118,346	88,582
5,322	5,162	5,496	Production and manufacturing expenses	17,292	17,299
2,892	3,107	2,366	Selling, distribution and administrative expenses	8,461	7,130
145	201	233	Research and development	511	708
526	332	222	Exploration	1,143	1,239
6,358	8,223	7,689	Depreciation, depletion and amortisation²	20,477	42,871
859	893	992	Interest expense	2,643	3,181
60,362	57,634	44,275	Total expenditure	168,874	161,009
1,193	4,130	442	Income/(loss) before taxation	13,560	(22,842)
1,510	571	(104)	Taxation charge/(credit)	4,535	(5,265)
(317)	3,559	546	Income/(loss) for the period¹	9,025	(17,578)
130	131	57	Income/(loss) attributable to non-controlling interest	385	88
(447)	3,428	489	Income/(loss) attributable to Royal Dutch Shell plc shareholders	8,640	(17,666)
(0.06)	0.44	0.06	Basic earnings per share ($)³	1.11	(2.27)
(0.06)	0.44	0.06	Diluted earnings per share ($)³	1.10	(2.27)
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
(317)	3,559	546	Income/(loss) for the period	9,025	(17,578)
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(943)	575	1,246	– Currency translation differences	(1,219)	(1,101)
(1)	(2)	5	– Debt instruments remeasurements	(17)	20
102	(84)	75	– Cash flow hedging gains/(losses)	150	(214)
89	(51)	(153)	– Net investment hedging gains/(losses)	209	(253)
16	(20)	(59)	– Deferred cost of hedging	(38)	97
(104)	(7)	(51)	– Share of other comprehensive income/(loss) of joint ventures and associates	(167)	(80)
(841)	410	1,063	Total	(1,083)	(1,530)
			Items that are not reclassified to income in later periods:
291	1,675	(580)	– Retirement benefits remeasurements	6,594	(3,747)
(25)	10	36	– Equity instruments remeasurements	25	(24)
41	(42)	45	– Share of other comprehensive income/(loss) of joint ventures and associates	(26)	112
307	1,643	(499)	Total	6,592	(3,659)
(534)	2,053	564	Other comprehensive income/(loss) for the period	5,510	(5,189)
(851)	5,612	1,111	Comprehensive income/(loss) for the period	14,535	(22,767)
85	145	82	Comprehensive income/(loss) attributable to non-controlling interest	351	2
(937)	5,467	1,029	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	14,184	(22,768)

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2021	December 31, 2020 [4]
Assets
Non-current assets
Intangible assets	22,344	22,710
Property, plant and equipment	196,261	209,700
Joint ventures and associates	23,724	22,451
Investments in securities	3,662	3,222
Deferred tax	14,542	16,311
Retirement benefits[1]	8,009	2,474
Trade and other receivables	7,605	7,641
Derivative financial instruments²	1,052	2,805
	277,199	287,315
Current assets
Inventories	24,596	19,457
Trade and other receivables	46,366	33,625
Derivative financial instruments²	14,613	5,783
Cash and cash equivalents	38,073	31,830
	123,648	90,695
Assets classified as held for sale[1]	7,922	1,258
	131,570	91,953
Total assets	408,769	379,268
Liabilities
Non-current liabilities
Debt	84,705	91,115
Trade and other payables	2,224	2,304
Derivative financial instruments²	571	420
Deferred tax	12,159	10,463
Retirement benefits[1,3]	11,835	15,605
Decommissioning and other provisions	26,361	27,116
	137,856	147,023
Current liabilities
Debt	10,686	16,899
Trade and other payables³	59,722	44,572
Derivative financial instruments²	26,118	5,308
Income taxes payable³	2,809	3,111
Decommissioning and other provisions	3,139	3,622
	102,473	73,512
Liabilities directly associated with assets classified as held for sale[1]	1,758	196
	104,230	73,708
Total liabilities	242,086	220,731
Equity attributable to Royal Dutch Shell plc shareholders	163,390	155,310
Non-controlling interest	3,293	3,227
Total equity	166,683	158,537
Total liabilities and equity	408,769	379,268
1.    See Note 7 "Other notes to the unaudited Condensed Consolidated Interim Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
3.    As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities) and taxes payable not related to income tax are presented within 'Trade and
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            12

other payables' (previously 'Taxes payable'). Prior period comparatives have been revised to conform with current year presentation. See Note 7.
4.    For Q3 2021, assets held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	5,544	8,640	14,184	351	14,535
Transfer from other comprehensive income	—	—	(14)	14	—	—	—
Dividends³	—	—	—	(4,475)	(4,475)	(305)	(4,780)
Repurchases of shares[4]	(4)	—	4	(2,003)	(2,003)	—	(2,003)
Share-based compensation	—	350	(68)	93	375	—	375
Other changes in non-controlling interest	—	—	—	(1)	(1)	20	19
At September 30, 2021	647	(359)	18,218	144,884	163,390	3,293	166,683
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(5,102)	(17,666)	(22,768)	2	(22,767)
Transfer from other comprehensive income	—	—	185	(185)	—	—	—
Dividends[3]	—	—	—	(5,956)	(5,956)	(242)	(6,198)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	539	(237)	(230)	73	—	73
Other changes in non-controlling interest	—	—	—	557	557	(573)	(16)
At September 30, 2020	651	(523)	9,303	147,737	157,168	3,173	160,341
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
1,193	4,130	442	Income before taxation for the period	13,560	(22,842)
			Adjustment for:
723	797	814	– Interest expense (net)	2,277	2,600
6,358	8,223	7,689	– Depreciation, depletion and amortisation	20,477	42,871
323	108	14	– Exploration well write-offs	567	615
(298)	55	(103)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,316)	(124)
(1,014)	(1,114)	(461)	– Share of (profit)/loss of joint ventures and associates	(3,122)	(1,154)
956	782	468	– Dividends received from joint ventures and associates	2,318	1,609
(538)	(2,495)	405	– (Increase)/decrease in inventories	(6,459)	6,286
(2,859)	(4,080)	(540)	– (Increase)/decrease in current receivables	(13,768)	9,733
1,950	5,016	1,583	– Increase/(decrease) in current payables	12,831	(11,073)
10,116	2,173	233	– Derivative financial instruments	12,474	899
(113)	47	152	– Retirement benefits	43	355
(206)	(124)	43	– Decommissioning and other provisions	(252)	333
894	561	265	– Other	2,038	363
(1,459)	(1,465)	(601)	Tax paid	(3,733)	(2,653)
16,025	12,617	10,403	Cash flow from operating activities	36,935	27,818
(4,648)	(4,232)	(3,679)	Capital expenditure	(12,764)	(11,379)
(151)	(115)	(34)	Investments in joint ventures and associates	(335)	(754)
(41)	(36)	(23)	Investments in equity securities	(98)	(190)
1,122	1,162	571	Proceeds from sale of property, plant and equipment and businesses	5,390	2,395
168	4	159	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans[1]	447	1,129
6	108	139	Proceeds from sale of equity securities	145	274
93	110	112	Interest received	302	422
929	799	588	Other investing cash inflows	2,440	2,617
(1,283)	(746)	(665)	Other investing cash outflows	(2,866)	(2,384)
(3,804)	(2,946)	(2,833)	Cash flow from investing activities	(7,339)	(7,871)
(33)	(34)	(176)	Net increase/(decrease) in debt with maturity period within three months	46	236
			Other debt:
23	57	4,745	– New borrowings	189	20,986
(4,077)	(3,901)	(2,688)	– Repayments	(13,684)	(12,523)
(788)	(1,162)	(831)	Interest paid	(2,756)	(2,952)
(268)	(57)	419	Derivative financial instruments	(774)	662
4	—	—	Change in non-controlling interest	19	(40)
			Cash dividends paid to:
(1,812)	(1,310)	(1,236)	– Royal Dutch Shell plc shareholders[2]	(4,414)	(6,117)
(40)	(140)	(65)	– Non-controlling interest	(305)	(242)
(971)	—	—	Repurchases of shares	(1,187)	(1,702)
34	(2)	1	Shares held in trust: net sales/(purchases) and dividends received	(32)	(198)
(7,930)	(6,550)	169	Cash flow from financing activities	(22,900)	(1,892)
(322)	(2)	36	Effects of exchange rate changes on cash and cash equivalents	(453)	(395)
3,969	3,119	7,775	Increase/(decrease) in cash and cash equivalents	6,244	17,659
34,104	30,985	27,939	Cash and cash equivalents at beginning of period	31,830	18,055
38,073	34,104	35,714	Cash and cash equivalents at end of period	38,073	35,714
1. As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.
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2. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements ("Interim Statements") of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and as adopted by the UK. For periods beginning on or after January 1, 2021, Shell's (interim) financial statements are prepared in accordance with UK-adopted international accounting standards which were established as a result of the UK's exit from the European Union. As applied to Shell there are no material differences from International Financial Reporting Standards as issued by the IASB. Except for the application of UK-adopted international accounting standards these Interim Statements have been prepared on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 216 to 264) and Form 20-F (pages 164 to 211) for the year ended December 31, 2020 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2020 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Key accounting considerations, significant judgements and estimates
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in 2020, resulting in the recognition of impairments in 2020. These assumptions continue to apply for impairment testing purposes in the third quarter 2021.

2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

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INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
			Third-party revenue
6,994	9,247	7,684	Integrated Gas	27,499	25,277
2,368	2,242	1,670	Upstream	6,551	5,191
46,281	44,570	31,823	Oil Products	129,233	97,716
4,390	4,444	2,831	Chemicals	12,904	8,335
11	12	13	Corporate	36	35
60,044	60,515	44,021	Total third-party revenue¹	176,224	136,554
			Inter-segment revenue
1,887	1,794	864	Integrated Gas	5,032	2,313
9,191	8,924	5,111	Upstream	25,370	15,704
3,094	3,017	1,547	Oil Products	8,567	4,480
1,663	1,633	715	Chemicals	4,483	2,065
—	—	—	Corporate	—	—
			CCS earnings
(3,247)	422	(151)	Integrated Gas	(297)	(6,298)
1,274	2,415	(1,110)	Upstream	4,786	(8,694)
1,362	33	2,092	Oil Products	2,044	1,281
357	462	131	Chemicals	1,509	441
(623)	(592)	(739)	Corporate	(1,747)	(1,998)
(876)	2,741	222	Total CCS earnings	6,295	(15,268)
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2021 included losses of $5,032 million, mainly driven by Integrated Gas, refer to “Performance by Segment” (Q2 2021: $340 million losses; Q3 2020: $1,803 million income). This amount includes both the reversal of prior losses of $1,205 million (Q2 2021: $374 million losses; Q3 2020: $15 million losses) related to sales contracts and prior gains of $1,517 million (Q2 2021: $434 million gains; Q3 2020: $22 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the third quarter 2021.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
(447)	3,428	489	Income/(loss) attributable to Royal Dutch Shell plc shareholders	8,640	(17,666)
130	131	57	Income/(loss) attributable to non-controlling interest	385	88
(317)	3,559	546	Income/(loss) for the period	9,025	(17,578)
			Current cost of supplies adjustment:
(666)	(994)	(395)	Purchases	(3,291)	2,947
142	208	100	Taxation	703	(719)
(35)	(33)	(29)	Share of profit/(loss) of joint ventures and associates	(143)	82
(559)	(818)	(324)	Current cost of supplies adjustment	(2,730)	2,310
			of which:
(541)	(793)	(312)	Attributable to Royal Dutch Shell plc shareholders	(2,648)	2,222
(18)	(25)	(12)	Attributable to non-controlling interest	(82)	88
(876)	2,741	222	CCS earnings	6,295	(15,268)
			of which:
(988)	2,634	177	CCS earnings attributable to Royal Dutch Shell plc shareholders	5,992	(15,443)
112	106	45	CCS earnings attributable to non-controlling interest	303	176

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3.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
(447)	3,428	489	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	8,640	(17,666)

			Weighted average number of shares used as the basis for determining:
7,773.3	7,790.1	7,788.7	Basic earnings per share (million)	7,781.8	7,799.4
7,773.3	7,835.9	7,823.6	Diluted earnings per share (million)	7,827.9	7,799.4
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2021	4,101,239,499	3,706,183,836	345	306	651
Repurchases of shares	—	(48,493,633)	—	(4)	(4)
At September 30, 2021	4,101,239,499	3,657,690,203	345	302	647
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At September 30, 2020	4,101,239,499	3,706,183,836	345	306	651
1.    Share capital at September 30, 2021 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 18, 2021, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.1 million (representing 2,602 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2022, and the end of the Annual General Meeting to be held in 2022, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	5,544	5,544
Transfer from other comprehensive income	—	—	—	—	(14)	(14)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	(68)	—	(68)
At September 30, 2021	37,298	154	133	838	(20,206)	18,218
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,102)	(5,102)
Transfer from other comprehensive income	—	—	—	—	185	185
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(237)	—	(237)
At September 30, 2020	37,298	154	129	812	(29,091)	9,303
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The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2021, are consistent with those used in the year ended December 31, 2020, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	September 30, 2021	December 31, 2020
Carrying amount	67,422	79,594
Fair value¹	74,397	88,294
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income

Interest and other income

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
497	134	234	Interest and other income	3,087	458
			of which:
136	95	154	Interest income	366	511
9	34	3	Dividend income (from investments in equity securities)	44	19
298	(55)	103	Net gains on sales and revaluation of non-current assets and businesses	2,316	124
(42)	4	(150)	Net foreign exchange gains/(losses) on financing activities	48	(355)
96	56	123	Other	313	159

Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
6,358	8,223	7,689	Depreciation, depletion and amortisation	20,477	42,871
Depreciation, depletion and amortisation in Q3 2021 includes $352 million pre-tax (Q2 2021: $2,333 million; Q3 2020: $1,615 million; nine months 2021: $2,770 million; nine months 2020: $24,145) of impairments.

Condensed Consolidated Balance Sheet
Assets classified as held for sale
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$ million
	September 30, 2021	December 31, 2020
Assets classified as held for sale	7,922	1,258
Liabilities directly associated with assets classified as held for sale	1,758	196
Assets classified as held for sale and associated liabilities at September 30, 2021 mainly relate to the Permian business in the USA and two refineries. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($6,192 million; December 31, 2020: $1,146 million), Inventories ($787 million; December 31, 2020: zero), Decommissioning and other provisions ($692 million; December 31, 2020: $196 million) and Debt ($531 million; December 31, 2020: zero).
Retirement benefits

$ million
	September 30, 2021	December 31, 2020
Non-current assets
Retirement benefits	8,009	2,474
Non-current liabilities
Retirement benefits¹	11,835	15,605
Deficit	3,826	13,131
1.As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities). Prior period comparatives have been revised by $437 million to conform with current year presentation.

The decrease in the net retirement benefit liability is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone and positive returns on plan assets, partly offset by an increase in expected inflation in the UK and Eurozone. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Income taxes payable

$ million
	September 30, 2021	December 31, 2020
Income taxes payable	2,809	3,111

As from January 1, 2021 taxes payable not related to income tax are presented within 'Trade and other payables' (previously within 'Taxes payable') and 'Taxes payable' has been renamed into 'Income taxes payable'. Prior period comparatives have been revised by $2,895 million to conform with current year presentation.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
The “Adjusted EBITDA (CCS basis)” and “Adjusted EBITDA (FIFO basis)” measures are introduced with effect from January 1, 2021. Management uses both measures to evaluate Shell’s performance in the period and over time.
We define "Adjusted EBITDA (CCS basis)" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
We define “Adjusted EBITDA (FIFO basis)” as “Income/(loss) for the period adjusted for identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Adjusted earnings
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Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
(447)	3,428	489	Income/(loss) attributable to Royal Dutch Shell plc shareholders	8,640	(17,666)
(541)	(793)	(312)	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	(2,648)	2,222
(5,118)	(2,899)	(778)	Less: Identified items attributable to Royal Dutch Shell plc shareholders	(6,906)	(19,897)
4,130	5,534	955	Adjusted Earnings	12,898	4,453
			Of which:
1,680	1,609	768	Integrated Gas	4,705	3,274
1,686	2,469	(884)	Upstream	5,118	(2,104)
1,212	1,299	1,680	Oil Products	3,389	5,454
(3)	112	55	Refining and Trading	5	1,713
1,215	1,187	1,626	Marketing	3,384	3,742
395	670	227	Chemicals	1,795	581
(732)	(399)	(792)	Corporate	(1,797)	(2,576)
(112)	(115)	(45)	Less: Non-controlling interest	(312)	(176)

Adjusted EBITDA
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Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
4,130	5,534	955	Adjusted Earnings	12,898	4,453
112	115	45	Add: Non-controlling interest	312	176
2,168	1,178	72	Add: Taxation charge/(credit) excluding tax impact of identified items	4,896	1,520
6,005	5,890	6,074	Add: Depreciation, depletion and amortisation excluding impairments	17,707	18,726
323	108	14	Add: Exploration well write-offs	567	615
859	893	992	Add: Interest expense excluding identified items	2,643	3,180
136	95	154	Less: Interest income	366	511
13,460	13,623	7,998	Adjusted EBITDA (CCS basis)[1]	38,656	28,159
			Of which:
3,768	3,364	2,349	Integrated Gas	10,339	8,999
6,766	6,714	2,911	Upstream	18,866	9,421
2,360	2,608	2,520	Oil Products	7,080	9,134
415	676	228	Refining and Trading	1,558	3,425
1,945	1,932	2,293	Marketing	5,522	5,710
715	1,036	466	Chemicals	2,792	1,439
(147)	(101)	(247)	Corporate	(421)	(834)
(559)	(818)	(324)	Less: Current cost of supplies adjustment (Note 2)	(2,730)	2,310
142	208	100	Add: Current cost of supplies adjustment to taxation charge/(credit) (Note 2)	703	(719)
14,160	14,647	8,423	Adjusted EBITDA (FIFO basis)[1]	42,090	25,130
			Of which:
3,768	3,364	2,349	Integrated Gas	10,339	8,999
6,766	6,714	2,911	Upstream	18,866	9,421
2,965	3,553	2,863	Oil Products	10,104	6,478
892	1,370	578	Refining and Trading	3,977	1,017
2,073	2,182	2,286	Marketing	6,126	5,463
810	1,117	548	Chemicals	3,201	1,066
(147)	(101)	(247)	Corporate	(421)	(834)
1. With effect from Q3 2021, Adjusted EBITDA includes the non-controlling interest component of Adjusted Earnings. Prior period comparatives have been revised and had been previously reported as Q2 2021 Adjusted EBITDA (CCS basis): $13,507 million and Adjusted EBITDA (FIFO basis): $14,508 million.

Identified items
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Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.
IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
			Identified items before tax
316	(55)	103	Divestment gains/(losses)	2,334	154
(352)	(2,333)	(1,636)	Impairments	(2,770)	(24,718)
321	68	25	Redundancy and restructuring	(358)	(511)
(107)	—	(133)	Provisions for onerous contracts	(107)	(133)
(6,110)	(1,373)	721	Fair value accounting of commodity derivatives and certain gas contracts	(7,095)	(195)
15	(29)	(134)	Other	17	(561)
(5,917)	(3,722)	(1,055)	Total identified items before tax	(7,978)	(25,963)
799	815	276	Total tax impact of identified items	1,064	6,066
			Identified items after tax
301	(83)	46	Divestment gains/(losses)	1,629	24
(275)	(1,787)	(1,143)	Impairments	(2,155)	(18,521)
204	45	4	Redundancy and restructuring	(237)	(378)
(82)	—	(126)	Provisions for onerous contracts	(82)	(126)
(5,164)	(1,181)	532	Fair value accounting of commodity derivatives and certain gas contracts	(5,980)	(171)
(121)	121	13	Impact of exchange rate movements on tax balances	(110)	(397)
19	(23)	(104)	Other	21	(328)
(5,118)	(2,908)	(778)	Impact on CCS earnings	(6,914)	(19,897)
			Of which:
(4,927)	(1,187)	(920)	Integrated Gas	(5,002)	(9,572)
(412)	(53)	(226)	Upstream	(332)	(6,590)
150	(1,267)	411	Oil Products	(1,344)	(4,174)
(38)	(208)	(96)	Chemicals	(286)	(140)
109	(193)	52	Corporate	50	578
(5,118)	(2,899)	(778)	Impact on CCS earnings attributable to shareholders	(6,906)	(19,897)
—	(8)	—	Impact on CCS earnings attributable to non-controlling interest	(8)	—
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
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Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
4,648	4,232	3,679	Capital expenditure	12,764	11,379
151	115	34	Investments in joint ventures and associates	335	754
41	36	23	Investments in equity securities	98	190
4,840	4,383	3,737	Cash capital expenditure	13,197	12,324
			Of which:
1,272	880	1,020	Integrated Gas	3,167	2,638
1,502	1,696	1,245	Upstream	4,732	5,642
976	882	832	Oil Products	2,527	2,019
1,053	895	595	Chemicals	2,678	1,810
36	30	45	Corporate	94	215
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2021	Q2 2021	Q3 2020
Income - current and previous three quarters	5,069	5,933	(16,489)
Interest expense after tax - current and previous three quarters	2,636	2,668	2,933
Income before interest expense - current and previous three quarters	7,705	8,601	(13,556)
Capital employed – opening	269,397	265,435	281,505
Capital employed – closing	262,074	271,319	269,397
Capital employed – average	265,735	268,377	275,451
ROACE on a Net income basis	2.9%	3.2%	(4.9)%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
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In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. This measure was previously referred to as “ROACE on a CCS basis excluding identified items” and was renamed to improve clarity with effect from the second quarter 2021. There is no change to the calculation outcome as result of this nomenclature update.

$ million	Quarters
	Q3 2021	Q2 2021	Q3 2020
Adjusted Earnings - current and previous three quarters (Reference A)	13,290	10,115	7,384
Add: Income/(loss) attributable to NCI - current and previous three quarters	443	371	212
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(96)	(90)	89
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(18)	(18)	—
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	13,656	10,414	7,685
Add: Interest expense after tax - current and previous three quarters	2,636	2,668	2,933
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	16,292	13,081	10,618
Capital employed - average	265,735	268,377	275,451
ROACE on an Adjusted Earnings plus NCI basis	6.1%	4.9%	3.9%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	September 30, 2021	June 30, 2021	September 30, 2020
Current debt	10,686	13,042	17,811
Non-current debt	84,705	87,034	91,245
Total debt	95,390	100,076	109,056
Of which lease liabilities	27,969	28,340	28,930
Add: Debt-related derivative financial instruments: net liability/(asset)	(231)	(912)	(564)
Add: Collateral on debt-related derivatives: net liability/(asset)	407	675	686
Less: Cash and cash equivalents	(38,073)	(34,104)	(35,714)
Net debt	57,492	65,735	73,463
Add: Total equity	166,683	171,243	160,341
Total capital	224,175	236,978	233,804
Gearing	25.6%	27.7%	31.4%

F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
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Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
5,322	5,162	5,496	Production and manufacturing expenses	17,292	17,299
2,892	3,107	2,366	Selling, distribution and administrative expenses	8,461	7,130
145	201	233	Research and development	511	708
8,359	8,470	8,095	Operating expenses	26,264	25,137
			Of which identified items:
322	68	25	Redundancy and restructuring (charges)/reversal	(357)	(501)
15	(31)	(267)	(Provisions)/reversal	(16)	(678)
—	(2)	—	Other	33	—
337	35	(242)		(340)	(1,179)
8,696	8,505	7,854	Underlying operating expenses	25,924	23,958
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
16,025	12,617	10,403	Cash flow from operating activities	36,935	27,818
(3,804)	(2,946)	(2,833)	Cash flow from investing activities	(7,339)	(7,871)
12,221	9,671	7,571	Free cash flow	29,596	19,947
1,297	1,274	869	Less: Divestment proceeds (Reference I)	5,983	3,798
—	24	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	24	—
181	2	12	Add: Cash outflows related to inorganic capital expenditure[1]	272	614
11,105	8,424	6,713	Organic free cash flow[2]	23,910	16,763
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:    (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
16,025	12,617	10,403	Cash flow from operating activities	36,935	27,818
(538)	(2,495)	405	(Increase)/decrease in inventories	(6,459)	6,286
(2,859)	(4,080)	(540)	(Increase)/decrease in current receivables	(13,768)	9,733
1,950	5,016	1,583	Increase/(decrease) in current payables	12,831	(11,073)
(1,447)	(1,559)	1,448	(Increase)/decrease in working capital	(7,396)	4,947
17,472	14,176	8,955	Cash flow from operating activities excluding working capital movements	44,331	22,871
			Of which:
7,871	4,350	2,396	Integrated Gas	15,874	8,619
5,889	5,444	2,629	Upstream	16,035	6,894
3,262	3,365	3,476	Oil Products	9,939	6,259
684	1,225	488	Chemicals	2,953	981
(233)	(208)	(33)	Corporate	(471)	118
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Nine months
Q3 2021	Q2 2021	Q3 2020		2021	2020
1,122	1,162	571	Proceeds from sale of property, plant and equipment and businesses	5,390	2,395
168	4	159	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans¹	447	1,129
6	108	139	Proceeds from sale of equity securities	145	274
1,297	1,274	869	Divestment proceeds	5,983	3,798
1.As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.

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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc's Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, October 28, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The content of websites referred to in this announcement does not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
October 28, 2021
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
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- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021
▪Cash and cash equivalents increased to $38.1 billion at September 30, 2021, from $34.1 billion at June 30, 2021.
▪Cash flow from operating activities was an inflow of $16.0 billion for the third quarter 2021, which included a negative working capital movement of $1.4 billion.
▪Cash flow from investing activities was an outflow of $3.8 billion for the third quarter 2021, mainly driven by capital expenditure of $4.6 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $1.1 billion.
▪Cash flow from financing activities was an outflow of $7.9 billion for the third quarter 2021, mainly driven by net debt repayments of $4.1 billion, dividend payments to Royal Dutch Shell plc shareholders of $1.8 billion, and repurchases of shares of $1.0 billion.
▪Total current and non-current debt decreased to $95.4 billion at September 30, 2021, compared with $100.1 billion at June 30, 2021. Total debt excluding leases decreased by $4.3 billion and the carrying amount of leases decreased by $0.4 billion. In the third quarter 2021, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $1.8 billion in the third quarter 2021 compared with $1.2 billion in the third quarter 2020.
▪Dividends of $0.24 per share are announced on October 28, 2021, in respect of the third quarter 2021. These dividends are payable on December 20, 2021. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2020 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

▪Cash and cash equivalents increased to $38.1 billion at September 30, 2021, from $35.7 billion at September 30, 2020.
▪Cash flow from operating activities was an inflow of $36.9 billion for the nine months ended September 30, 2021, which included a negative working capital movement of $7.4 billion.
▪Cash flow from investing activities was an outflow of $7.3 billion for the nine months ended September 30, 2021, mainly driven by capital expenditure of $12.8 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $5.4 billion.
▪Cash flow from financing activities was an outflow of $22.9 billion for the nine months ended September 30, 2021, mainly driven by net debt repayments of $13.4 billion, dividend payments to Royal Dutch Shell plc shareholders of $4.4 billion, interest paid of $2.8 billion and repurchases of shares of $1.2 billion.
▪Total current and non-current debt decreased to $95.4 billion at September 30, 2021, compared with $109.1 billion at September 30, 2020. Total debt excluding leases decreased by $12.7 billion and the carrying amount of leases decreased by $1.0 billion. In the nine months ended September 30, 2021, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
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▪Cash dividends paid to Royal Dutch Shell plc shareholders were $4.4 billion in the nine months ended September 30, 2021, compared with $6.1 billion in the nine months ended September 30, 2020.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2021. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2021
Equity attributable to Royal Dutch Shell plc shareholders	163,390

Current debt	10,686
Non-current debt	84,705
Total debt[A]	95,390
Total capitalisation	258,780
[A] Of the total carrying amount of debt at September 30, 2021, $67.3 billion was unsecured, $28.0 billion was secured and $58.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2020: $69.9 billion).
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